UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13E-3
(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

KID CASTLE EDUCATIONAL CORPORATION

(Name of the Issuer)

KID CASTLE EDUCATIONAL CORPORATION

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

49375K109

(CUSIP Number of Class of Securities)

Emma Tseng 8th Floor, No. 98 Min Chuan Road Hsien Tien, Taipei, Taiwan ROC Taipei, Taiwan (886) 2-2218-5996	Carter Mackley K&L Gates LLP 925 4th Avenue Seattle, Washington 98104-1158 (206) 623-7580

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

A.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

B.	☐	The filing of a registration statement under the Securities Act of 1933.

C.	☐	A tender offer.

D.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee*
$303,000	$60.60

*
Calculated by multiplying 0.0002 by the estimated aggregate cash payment of $303,000 to holders of fewer than 5,000 shares of the Issuer’s common stock.  The aggregate cash payment is equal to the product of the price of $0.18 per pre-split share and 1,683,333 pre-split shares, the estimated aggregate number of shares held by such holders.

☐
Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$60.60
Form or Registration No.:	Schedule 13E-3
Filing Party:	Kid Castle Educational Corporation
Date Filed:	June 18, 2009

SCHEDULE 13E-3

This Amendment No. 1 amends the Rule 13e-3 Transaction Statement filed on June 18, 2009 (the “Schedule 13E-3” ) filed by Kid Castle Educational Corporation, a Florida corporation (referred to herein as “Kid Castle” or the “Company”) in connection with action taken by a majority of the Company’s shareholders by written consent dated June 17, 2009 (the “Shareholder Consent”) relating to a proposal to deregister the Company’s common stock from registration under the Securities and Exchange Act of 1934. This Amendment No. 1 is being filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) concurrently with the filing of the Company’s Information Statement on Schedule 14C (the “Information Statement”). The information contained in the Information Statement, including all annexes to it, is expressly incorporated herein by reference. Capitalized terms used and not otherwise defined herein have the meanings given in the Information Statement.

Pursuant to the Shareholder Consent, Kid Castle’s Articles of Incorporation will be amended to effect a 5,000 for 1 reverse stock split of Kid Castle’s common stock followed immediately by a 1 for 5,000 forward split.  Pursuant to the reverse split, cash will be paid to those shareholders who would, as a result of the reverse stock split, hold less than one share of Kid Castle’s common stock after the reverse split.

Item 1.            Summary Term Sheet.

The information set forth in the Information Statement in the section titled “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.            Subject Company Information.

(a)           Name and Address.

The name of the subject company is Kid Castle Educational Corporation.  Kid Castle is a Florida corporation with its executive offices located at 8th Floor, No. 98 Min Chuan Road, Hsien Tien, Taipei, Taiwan, Republic of China.  Kid Castle’s telephone number is (011) 886-2-2218-5996.

(b)           Subject Securities.

The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, no par value per share, of which 30,000,000 shares were outstanding as of June 30, 2009.

(c)           Trading Market and Prices.

The section of the Information Statement titled “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

(d)           Dividends.

The section of the Information Statement titled “INFORMATION ABOUT THE COMPANY — Dividends” is incorporated herein by reference.

(e)           Prior Public Offerings.

The Company has not made any underwritten public offering of its common stock during the past three years.

(f)           Prior Stock Purchases.

The Company has not purchased any subject securities during the two years preceding the date of the filing of this Schedule 13E-3.  On June 17, 2009, in order to finance the costs of the Transaction and the operations of the Company following the Transaction, Company CEO and director Min-Tan Yang purchased 5,000,000 shares of the Company’s common stock at $0.18 per share for an aggregate purchase price of $900,000.  The purchase of stock by Mr. Yang was reviewed and approved by the Independent Committee in conjunction with its overall review and approval of the Transaction. See section in the Information Statement titled “SPECIAL FACTORS — Potential Conflicts of Interests of our Officers and Directors,” which is incorporated herein by reference.

Item 3.            Identity and Background of Filing Person.

(a)           Name and Address.

There are two filing persons.  One filing person, Kid Castle, is also the subject company, with its address and telephone number provided in Item 2 above.  The names of the Company’s officers and directors are:

Directors

Suang-Yi Pai
Min-Tan Yang
Ming-Tsung Shih
Robert Theng
Ping Hsiung Wang

Officers

Min-Tan Yang	Chief Executive Officer
Suang-Yi Pai	Acting Chief Financial Officer

The address of each director and executive officer of the Company is c/o Kid Castle Educational Corporation, 8th Floor, No. 98 Min Chuan Road, Hsien Tien, Taipei, Taiwan, Republic of China.

The name of the other filing person is Min-Tan Yang, the Company’s Chief Executive Officer and majority shareholder.  Mr. Yang’s address is set forth above.

(b)           Business and Background of Entities.  None.

(c)           Business and Background of Natural Persons.

The section titled “INFORMATION ABOUT THE COMPANY — Information Concerning the Board of Directors and Executive Officers” set forth in the Information Statement is incorporated herein by reference.

Neither the Company, Mr. Yang, nor any of its other directors or executive officers, to the Company’s or Mr. Yang’s knowledge, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor have they been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Mr. Yang, and each of the Company’s other officers and directors is a citizen of the Republic of China.

Item 4.            Terms of the Transaction.

(a)           Material Terms.

The information set forth in the Information Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

(b)           Purchases.

No securities will be purchased from any officer, director or affiliate of the Company in connection with the Transaction.

(c)           Different Terms.

The information set forth in the Information Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” “— Determination of Shareholders of Record,” “— Payment to Cashed Out Shareholders,” and “— Material Federal Income Tax Consequences;” and SPECIAL FACTORS — Effects of the Transaction,” “— Independent Committee Deliberations and Fairness,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

(d)           Appraisal Rights.

The information set forth in the Information Statement under “SPECIAL FACTORS — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders.

The Company has not made any special provisions to make corporate records available or grant unaffiliated security holders counsel or appraisal services at the expense of either filing person.

(f)           Eligibility for Listing or Trading.

Not applicable.

Item 5.            Past Contacts, Transactions, and Negotiations and Agreements.

(a)           Transactions.  None.

(b)           Significant Corporate Events.

On June 17, 2009, in order to finance the costs of the Transaction and the operations of the Company following the Transaction, Company CEO and director Min-Tan Yang purchased 5,000,000 shares of the Company’s common stock at $0.18 per share for an aggregate purchase price of $900,000.  The purchase of stock by Mr. Yang was reviewed and approved by the Independent Committee in conjunction with its overall review and approval of the Transaction. See section in the Information Statement titled “SPECIAL FACTORS — Potential Conflicts of Interests of our Officers and Directors,” which is incorporated herein by reference.  The Subscription Agreement relating to Mr. Yang’s purchase is attached as Exhibit A to the Company’s Current Report on From 8-K filed with the Commission on June 18, 2009.

On November 28, 2007, the Company obtained a new bank loan of $1,542,401 from Union Bank of Taiwan. The loan is secured by the Company’s land and buildings and is personally guaranteed by Mr. Yang and Mr. Pai, Chairman of the Board. The loan bears interest at the lending bank’s basic fixed deposit rate plus 1.45% per annum. Of the principal, $370,176 is repayable in 24 equal monthly installments. A final balloon payment of $1,172,225 is due on November 28, 2009. The applicable interest rate is approximately 3.76% per annum.

(c)           Negotiations or Contracts.  None.

(e)           Agreements Involving Kid Castle’s Securities.  None

Item 6.            Purposes of the Transaction and Plans or Proposals.

(b)           Use of Securities Acquired.

The fractional shares cancelled in exchange for cash payments pursuant to the transaction will return to the pool of authorized but unissued shares of the Company.

(c)           Plans.

The information set forth in the Information Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Effects of the Transaction,” “— OTC Bulletin Board; Pink Sheets Quotation,” “— Independent Committee Deliberations and Fairness,” and “— Plans for the Company after the Transaction” is incorporated herein by reference.

Item 7.            Purposes, Alternatives, Reasons and Effects.

(a)           Purposes.

The information set forth in the Information Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction” is incorporated herein by reference.

(b)           Alternatives.

The information set forth in the Information Statement under “SPECIAL FACTORS — Purpose of and Reasons for the Transaction” and “— Alternatives to the Transaction” is incorporated herein by reference.

(c)           Reasons.

The information set forth in the Information Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Independent Committee Deliberations and Fairness,” and “— Alternatives to the Transaction,” is incorporated herein by reference.

(d)           Effects.

The information set forth in the Information Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of the Transaction,” and “— Material Federal Income Tax Consequences;” and “SPECIAL FACTORS — Purpose and Reasons for the Transaction,” “— Effects of the Transaction,” “— OTC Bulletin Board; Pink Sheets Quotation,” “— Conduct of the Company’s Business After the Transaction,” and “— Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.            Fairness of the Transaction.

(a)           Fairness.

 The Company and Mr. Yang each reasonably believes that the Transaction is fair to unaffiliated security holders, both those continuing with the company and those that will be cashed out.  No director dissented to or abstained from voting on the Transaction.

(b)           Factors Considered in Determining Fairness.

The sections entitled “SPECIAL FACTORS — Purposes of and Reasons for the Transaction,” “—Independent Committee Deliberations and Fairness,” and “ — Board of Directors’ Deliberations” are incorporated herein by reference.

(c)           Approval of Security Holders.

The Transaction is not structured so that the approval of at least the majority of unaffiliated security holders is required.

(d)           Unaffiliated Representative.

The directors who are not employees of the Company (which directors form the Independent Committee) did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Transaction.  The Independent Committee reviewed the Transaction with respect to fairness to unaffiliated shareholders (both continuing and cashed out), and relied on the valuation analysis of Polaris Securities, which is unaffiliated with the Company.  The information set forth in the Information Statement under “SUMMARY TERM SHEET — Independent Committee and Fairness;” and “SPECIAL FACTORS — Purposes of and Reasons for the Transaction,” “— Independent Committee and Fairness,” and “— Valuation Report of Polaris Securities,” is incorporated herein by reference.

(e)           Approval of Directors.

The Transaction was approved by a majority of the Company’s directors who are not employees of the Company.  See also the information set forth in the Information Statement under “SUMMARY TERM SHEET — Independent Committee and Fairness;” and “SPECIAL FACTORS — Fairness of the Transaction,” “— Independent Committee and Fairness,” and “—Valuation Report of Polaris Securities,” which sections are incorporated herein by reference.

(f)           Other Offers.  None.

Item 9.            Reports, Opinions, Appraisals and Negotiations.

(a)           Report, Opinion or Appraisal.

The Board of Directors and the Independent Committee received the report of Polaris Securities Co., Ltd dated June 6, 2009, regarding the fair value of the Company’s common stock for purposes of evaluating the fairness of the consideration to be given for the cashed out shareholders in the Transaction.

(b)           Preparer and Summary of Report, Opinion or Appraisal.

The information set forth in the Information Statement under “SPECIAL FACTORS —Valuation Report of Polaris Securities” is incorporated herein by reference.

(c)           Availability of Documents.  The full text of the fairness opinion of Polaris Securities Co., Ltd dated June 6, 2009, is included as Exhibit A to the Information Statement.  A copy of the fairness opinion is also available for inspection and copying at the Company’s principal executive offices, 8th Floor, No. 98 Min Chuan Road, Hsien Tien, Taipei, Taiwan, Republic of China.

Item 10.         Source and Amounts of Funds or Other Consideration.

(a)           Source of Funds.

The information set forth in the Information Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” “QUESTIONS AND ANSWERS ABOUT THE TRANSACTION — What is the total cost of the Transaction to the Company?” and “SPECIAL FACTORS — Source of Funds and Expenses” is incorporated herein by reference.

(b)           Conditions.  None.

(c)           Expenses.

The information set forth in the Information Statement under “QUESTIONS AND ANSWERS ABOUT THE TRANSACTION — What is the total cost of the Transaction to the Company?”, “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(d)           Borrowed Funds.  Not applicable.

Item 11.          Interest in Securities of Kid Castle.

(a)           Securities Ownership.

The information set forth in the Information Statement under “INFORMATION ABOUT THE COMPANY — Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b)           Securities Transactions.  None.

Item 12.         Solicitation or Recommendation.

(d)           Intent to Tender Vote in Going-Private Transaction.

The information set forth in the Information Statement under “SUMMARY TERM SHEET — Effects of the Transaction,” “— Potential Conflicts of Interest;” and “SPECIAL FACTORS — Effects of the Transaction,” “— Potential Conflicts of Interests of our Officers and Directors” is incorporated herein by reference.

(e)           Recommendations of Others.

The information set forth in the Information Statement under “SUMMARY TERM SHEET — Effects of the Transaction,” “—Potential Conflicts of Interest;” and “SPECIAL FACTORS — Effects of the Transaction,” “— Potential Conflicts of Interests of our Officers and Directors” is incorporated herein by reference.

Item 13.         Financial Statements.

(a)           Financial Information.

The Company’s audited financial statements for the fiscal years ended December 31, 2006, 2007 and 2008 are included in the Company’s Form 10-K for the period ended December 31, 2008 filed with the Commission on March 17, 2009, which is incorporated herein by reference.  The Company’s unaudited financial statements for the quarters ended March 31, 2009 and June 30, 2009 are included in the Company’s Forms 10-Q for the periods then ended, filed with the commission respectively on May 14, 2009 and August 13, 2009, which is incorporated herein by reference (other than the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to forward – looking statements).

(b)           Pro Forma Information.

None.

Item 14.         Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations of Recommendations.

Not applicable.  The Company did not solicit proxies or make any recommendations to shareholders in connection with the Transaction.

(b)           Employees and Corporate Assets.

 No expenses are involved in soliciting proxies or making recommendations as there were no votes solicited.  The Company’s Chief Executive Officer, Acting Chief Financial Officer, and Corporate Secretary are the primary company employees involved in preparing and reviewing the Information Statement, this Schedule 13E-3, and other Transaction documents.

Item 15.         Additional Information.

(b)           Other Material Information

All of the information set forth in the Information Statement, the Company’s 2008 Annual Report on 10-K, and quarterly reports on 10-Q for the first and second quarters of 2009 is incorporated by reference, except that the invocation of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to forward-looking statements invoked in the Form 10-K and Form 10-Qs do not apply to any statements the Company or Mr. Yang makes in connection with this Schedule 13E-3 or the Information Statement.

Item 16.          Exhibits.

(a)(5)(1)
Information Statement  (incorporated herein by reference to the Information Statement  pursuant to section 14(c) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission on June 18, 2009).

(a)(5)(2)	Letter of Transmittal

(c)	Valuation Report of Polaris Securities Co., Ltd dated June 6, 2009 (incorporated by reference to Exhibit A to the Information Statement).

(d)	Not applicable.

(e)
Subscription Agreement, dated June 17, 2009 between the Company and Min-Tan Yang for the purchase of 5,000,000 shares of common stock (incorporated herein by reference to Exhibit A to the Company’s Current Report on Form 8-K filed with the Commission on June 18, 2009).

(f)	Not applicable.

(g)	Not applicable.

Copies of these documents may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of these documents may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The Company will also make copies of these documents available upon written request to the Company’s headquarters. The Company’s headquarters are located at 8th Floor, No. 98 Min Chuan Road, Hsien Tien, Taipei, Taiwan, Republic of China.

* * *

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KID CASTLE EDUCATIONAL CORPORATION

Dated: August , 2009	/s/ Min-Tan Yang
MIN-TAN YANG CHIEF EXECUTIVE OFFICER

For himself:

Dated: August , 2009	/s/ Min-Tan Yang
MIN-TAN YANG